


20160003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2016

William White
Ambac Financial Group, Inc.
wwhite@ambac.com

Re: Ambac Financial Group, Inc.
Incoming letter dated November 29, 2016

Dear Mr. White:

This is in response to your letter dated November 29, 2016 concerning the shareholder proposal submitted to Ambac by Joseph Pirinea. We also have received a letter from the proponent dated December 2, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Joseph Pirinea
FISMA & OMB MEMORANDUM M-07-16

December 15, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ambac Financial Group, Inc.
Incoming letter dated November 29, 2016

The proposal relates to the engagement of an investment banking firm.

There appears to be some basis for your view that Ambac may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Ambac's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). In reaching this position, we note that a shareholder must prove ownership as of the date a proposal is first submitted and that a proponent who does not adequately prove ownership in connection with that proposal is not permitted to submit another proposal for the same meeting at a later date. See Staff Legal Bulletin No. 14F (Oct. 18, 2011). Accordingly, we will not recommend enforcement action to the Commission if Ambac omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ambac relies.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Joseph Pirinea

FISMA & OMB MEMORANDUM M-07-16

December 2, 2016

Via E-Mail & USPS
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Ambac Financial Group, Inc.
Stockholder Proposal of Joseph Pirinea
Securities Exchange Act of 1934-Rule 14a-8

Dear Mr. D. Fredrickson:

This letter is to rebut and draw to Chief Counsel's attention the **deficiencies** in Ambac Financial Group, Inc.'s (AMBC) letter of November 29th 2016 "...to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials")..." my Stockholder Proposal.

AMBC's Basis for Exclusion is flawed in that they are requesting the SEC staff concur with their view that the Proposal may be excluded pursuant to:

(1) "Rule 14a-8(b) and Rule 14a-8(f)(1), ...failed to provide the requisite proof of continuous stock ownership and confirmation of its intent to hold the required number of shares through the date of the Company's 2017 Annual Meeting of Shareholders within the required 14 day time period... and
(2) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations."

Rebuttal to point 1:

Pursuant to AMBC's Exhibit G (My email to W. White) in their Letter of November 29th 2016, the email clearly states in paragraph 2, last line that "I am hopeful that you will accept the attached as a New Shareholder Proposal." AMBC is requesting the SEC hold me to a 14 day time frame that I requested be extended to clear the deficiencies due to my traveling. I would like to mention I am a retired individual with no staff, why shouldn't the SEC require AMBC to address the fact that page 2 of Exhibit G is a legitimate Shareholder Proposal and should be allowed to be included in the 2017 AMBC Proxy Material.

Furthermore, I have meet and provided AMBC with all the documentation for Stockownership and the required holding period. Clearly, this is a case of Form over Substance with a Shareholder Meeting approximately six months away. AMBC should NOT be allowed to omit my Stockholder Proposal over a 14 day response period; especially giving the timing of the Annual Meeting.

Rebuttal to point 2:

There is nothing ordinary in "... the Company's ordinary business operations." and that is what my Shareholder Proposal addresses. Hiring an Investment Banking Firm to address the points in my Shareholder Proposal is NOT part of ordinary business operations. Often times the manner in which Shareholder Value can be enhanced or maximized involves very complex structuring and transactions. Particular in the case of AMBC where there are substantial tax loss carryforwards which should not be jeopardized. Investment Bankers are schooled and experienced in all of these areas.

Furthermore, AMBC does not have a business. It's a shell of an Insurance Company that has been in run off mode from business written prior to filing for Bankruptcy on or about 2009. AMBC's Insurance Operation Subsidiary (Ambac Assurance) is still under Rehabilitation by the Wisconsin Insurance Commissioner. Since AMBC's emergence from Bankruptcy on or about April 2013, it has remained in runoff mode and has floundered like a rudderless ship.

Pursuant to AMBC's 2013, 2014, and 2015 Audited Financial Statements, the Auditing Firm has put in their Report of Independent Registered Public Accounting Firm (Report) addressed to The Board of Directors and Shareholders a Going Concern Paragraph. Paragraph 4 of the 2015 Report states"... This raises doubt about the Company's ability to continue as a going concern..." .

I would like to point out that Pursuant to the requirements of Section 13 or 15(d) of the Securities exchange Act of 1934, that the Audited Financial Statements are signed off by the Board of Directors, the Chief Executive Officer and the Chief Financial Officer.

It should also be noted that Current Management is being investigated concerning Corporate Governance. In May 2016, the Outside Auditors advised Management, the Board of Directors and Shareholders that it was Qualifying the 2015 Audited Financial Statements for Internal Control Deficiencies, and AMBC is also defending a Class Action Shareholder Lawsuit. You would think that a fresh perspective might be helpful! Instead, they have hired a Prestigious Law Firm to address ways to have a legitimate Shareholder proposal excluded from the 2017 Proxy Material, not to mention the waste of Corporate Funds.

I respectfully request that you find my October 25th 2016 Shareholder Proposal worthy to be included in AMBC's 2017 Proxy Material.

Sincerely,



Joseph Pirinea,

Shareholder

CC: W. White, S. Ksenak, N. Tavakoli, A. Goldstein, AMBC (via email)

Scott Golenbock, Milbank, Tweed, Hadley & McCloy LLP (via email)

Ambac Assurance Corporation
One State Street Plaza
New York, NY 10004
Tel. 212.658.7470

A member of the Ambac Financial Group, Inc.



November 29, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Ambac Financial Group, Inc.*
Stockholder Proposal of Joseph Pirinea
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Ambac Financial Group, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from Joseph Pirinea (the "Proponent"). Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) ("SLB 14D"), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

THE PROPOSAL

The Proposal states, in relevant part:

> "RESOLVED: Shareholders request the Board of Directors hire an Investment Banking Firm to review strategic alternatives to enhance shareholder value. The review should include but not be limited to: maximizing tax loss utilization, debt management and the continued use of cash to buyback Ambac Guaranteed Securities, the potential sale of Ambac Assurance and other Subsidiaries, merger opportunities, stock and or stock warrant buybacks, and paying substantial liquidating dividends to Ambac shareholders."

A full copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to:


Ambac

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership and confirmation of its intent to hold the required number of shares through the date of the Company's 2017 Annual Meeting of Stockholders within the required 14 day time period after the Proponent's receipt of the Company's proper request for that information; and

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

BACKGROUND

The Proponent submitted the Proposal to the Company via e-mail on August 26, 2016, which the Company received the same day. *See* Exhibit A. The Proponent's submission failed to provide verification of the Proponent's ownership of the requisite number of Company shares for at least one year as of August 26, 2016, the date the Proponent submitted the Proposal. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares of Company securities to satisfy such requirement. In addition, the submission did not include a written statement that the Proponent intends to continue to hold the required number or amount of shares through the date of the Company's 2017 Annual Meeting of Stockholders.

Accordingly, on September 7, 2016, which was within 14 days of the date that the Company received the Proposal, the Company sent the Proponent a letter notifying him of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company clearly informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the

requirement for the statement to verify that the Proponent "continuously held the required number or amount of Company shares for the one-year period preceding and including August 26, 2016";

- that the Proponent must provide a written statement of intent to continue to hold the required number or amount of shares through the date of the 2017 Annual Meeting of Stockholders; and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.


Ambac

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (CF), Shareholders Proposals (Oct. 18, 2011) ("SLB 14F"). The Company e-mailed a copy of the Deficiency Notice regarding the Proposal to the Proponent at 10:32 a.m. on September 7, 2016. *See* Exhibit C. A copy of the Deficiency Notice also was delivered to the Proponent via UPS overnight delivery on September 8, 2016. *See* Exhibit D.

On September 22, 2016, which was 15 days after the Proponent received the Deficiency Notice via email, the Company received an e-mail from the Proponent requesting additional time to provide the Company with the information and written statement requested by the Deficiency Notice (the "Extension Request E-mail"). A copy of the e-mail is attached hereto as Exhibit E. The Extension Request E-mail stated, in relevant part:

> "I respectively request an extension to provide you with the information you requested concerning my Shareholder Proposal.
>
> FYI, I have been traveling and will not return back to the States till [sic] 10/7. At that time I will get the Brokerage Account information requested and write a Statement to Ambac that I will hold my shares through the date of the Annual Meeting.
>
> If a[n] extension is not possible, I will resubmit my Shareholder Proposal with the documentation requested on or before 10/31/16[.]"

On September 23, 2016, the Company sent an e-mail to the Proponent, a copy of which is attached hereto as Exhibit F, wherein it declined to grant the requested extension.

On October 25, 2016, which was 48 days after the Proponent received the Deficiency Notice via email, the Company received an e-mail from the Proponent addressing the procedural deficiencies in the Proposal. A copy of the e-mail, and the documents attached thereto, is attached hereto as Exhibit G.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal Within The Required 14 Day Time Period.


Ambac

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice within the required 14 day time period. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal" and "must continue to hold those securities through the date of the meeting." Staff Legal Bulletin No. 14 ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required 14 day time period. *See, e.g.*, *Prudential Financial, Inc.* (avail. Dec. 28, 2015) (concurring with exclusion of proposal because the proponent failed to supply, in response to the company's deficiency notice, sufficient proof that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b) where proof of ownership was supplied 23 days after proponent received the timely deficiency notice); *Mondelēz International, Inc.* (avail. Feb. 27, 2015) (concurring with exclusion of proposal because the proponent failed to supply, in response to the company's deficiency notice, sufficient proof that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b) where the proponent supplied proof of ownership 16 days after receiving the timely deficiency notice); *Comcast Corp.* (avail. Mar. 5, 2014) (concurring with exclusion of proposal because the proponent failed to supply, in response to the company's deficiency notice, sufficient proof that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b) where the proponent supplied proof of ownership 15 days after receiving the timely deficiency notice); *Entergy Corp.* (avail. Jan. 9, 2013) (concurring with exclusion of proposal because the proponent failed to supply, in response to the company's deficiency notice, sufficient proof that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b) where proof of ownership was supplied 16 days after proponent received the timely deficiency notice); and *General Motors Co.* (avail. Mar. 27, 2012) (concurring with exclusion

of proposal because the proponent failed to supply, in response to the company's deficiency notice, sufficient proof that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b) where the proponent supplied proof of ownership 18 days after receipt of the timely deficiency notice).

The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically set forth the information and instructions described above and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit B. However, the Proponent did not provide, within the required 14 day time period after he received the Company's timely Deficiency Notice, the proof of ownership required by Rule 14a-8(b)(2), and as described in the Deficiency Notice and in SLB 14F.


Ambac

Additionally, the Proponent did not provide a written statement of his intent to continue to hold the required number or amount of shares through the date of the 2017 Annual Meeting of Stockholders, as duly requested in the Deficiency Notice, within the required 14 day time period. Rule 14a-8(b)(1) provides, in part, that in order to be eligible to submit a proposal, a proponent's submission must include a "written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders." Under Rule 14a-8(f), a company may exclude a stockholder proposal if the proponent fails to provide the requisite written statement of intent, and fails to correct the deficiency within the required 14 day time period. *See, e.g.*, *Medidata Solutions, Inc.* (avail. Dec. 12, 2014) (concurring with exclusion of proposal because the proponent failed to supply, in response to the company's deficiency notice, a written statement of intent to hold their securities as required by Rule 14a-8(b)); and *International Business Machines Corp.* (avail. Dec. 28, 2010) (concurring with exclusion of proposal because the proponent failed to supply, in response to the company's deficiency notice, a written statement of intent to hold their securities as required by Rule 14a-8(b)). *See also Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); and *Exelon Corp.* (avail. Feb. 23, 2009) (concurring, in each case, with the exclusion of the proposal because the proponent failed to supply, in response to company's deficiency notice, a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by stockholders).

As in the precedent cited above, the Proponent failed to substantiate his eligibility to submit the Proposal within the required 14 day time period after he received the Company's timely Deficiency Notice, as required under Rule 14a-8. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.



Pursuant to Rule 14a-8(i)(7), a stockholder proposal may be excluded if it deals with a matter relating to the company's "ordinary business operations." In the release accompanying the 1998 amendments to Rule 14a-8, the Commission explained that the term "ordinary business" "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release. According to the 1998 Release, the application of exclusion is guided by two central considerations. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," including certain employment matters. 1998 Release. The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release.

If implemented, the Proposal would interfere in ordinary business of the Company in a manner that Rule 14a-8(i)(7) was intended to prevent. The Proposal requests that the Company's board of directors retain an investment banker to conduct a review of strategic alternatives to enhance stockholder value that would include, but not be limited to, "maximizing tax loss utilization, debt management and the continued use of cash to buyback Ambac Guaranteed Securities, the potential sale of Ambac Assurance and other Subsidiaries, merger opportunities, stock and or stock warrant buybacks, and paying substantial liquidating dividends to Ambac shareholders." While the Proposal relates in part to extraordinary transactions, it also relates to non-extraordinary transactions. Not only is the Proposal not limited in focus to extraordinary transactions, but some of the matters explicitly listed in the Proposal as "strategic alternatives" to be reviewed – such as "debt management," "tax loss utilization," and the *continued* use of funds for the ongoing purchase of Ambac-guaranteed securities – are clearly not extraordinary transactions.

Accordingly, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) because the Proposal relates to both extraordinary transactions and non-extraordinary transactions. The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) with respect to proposals for retention of a financial advisor, and/or formation of a special committee, for the purpose of evaluating strategic alternatives, where some of the proposed strategic alternatives may involve non-extraordinary transactions. For instance, in *Donegal Group Inc.*

(avail. February 15, 2013), the Staff found that the shareholder proposal requesting that the board (i) appoint a committee to explore such "strategic alternatives to enhance shareholder value including, but not limited to, a merger or outright sale of" the company following a combination or merger by an affiliate of the company, (ii) instruct the committee to retain a leading investment banking firm to advise the committee with respect to strategic alternatives and (iii) authorize the committee and the investment banking firm to solicit and evaluate offers for a merger or outright sale of" the company following a combination or merger by an affiliate of the company was properly excludable pursuant to Rule 14a-8(i)(7) because "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." In *Fifth Third Bancorp* (avail. January 17, 2007), the Staff agreed the omission of the stockholder proposal that the board engage the services of a nationally recognized investment banking firm to "propose and evaluate strategic alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Fifth Third Bancorp" was properly excluded pursuant to Rule 14a-8(i)(7) because "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." In *Bristol-Myers Squibb Company* (avail. February 22, 2006), the Staff agreed the omission of the stockholder proposal requesting the company "retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the [c]ompany, including, but not limited to, a possible sale, merger or other transaction," was properly excluded pursuant to Rule 14a-8(i)(7) because "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." *See also, e.g., Central Federal Corporation* (avail. March 8, 2010) (concurring with exclusion of proposal that requested formation of an independent board committee and retention of an investment banking firm to explore strategic alternatives for maximizing shareholder value, including the sale or merger of the company); *Peregrine Pharmaceuticals, Inc.* (avail. July 31, 2007) (concurring with exclusion of proposal recommending "that the board appoint a committee of independent directors to evaluate the strategic direction of the company ... and study strategic alternatives for the company"); and *Medallion Financial Corp.* (avail. May 1, 2004) (concurring with exclusion of proposal that the board engage the services of an investment banking firm to "to evaluate alternatives to maximize shareholder value including a sale of the Company").


Ambac

The Proposal is distinguishable from no-action letters where the Staff has found that the sole object or primary focus of the proposals was an extraordinary corporate transaction. *See, e.g., First Franklin Corporation* (avail. February 22, 2006) (not concurring with exclusion of proposal where proposal and supporting statement contemplated retention of an investment banking firm solely to evaluate a merger or sale of the company); and *Allegheny Valley Bancorp, Inc.* (avail. January 3, 2001) (not concurring with exclusion of proposal directing the board to hire an investment bank for the specific purpose of soliciting offers for the purchase of the bank's stock or assets). Here, the Proposal requires exploration of "strategic alternatives" specifically including non-extraordinary transactions, such as debt management, tax loss utilization, and continuation of a securities

repurchase program. Indeed, the Proposal is much more explicit in relating to non-extraordinary transactions than the proposal in *Donegal Group Inc.* and the other no-action letters cited above. In those cases, the Staff agreed with the omission of the proposals for the exploration of "strategic alternatives" because that phrase was broad and indeterminate and might relate to non-extraordinary transactions. In this case, not only does the Proposal include similarly open-ended language regarding the exploration of strategic alternatives, it explicitly states that the alternatives to be explored include non-extraordinary matters.

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company omits the Proposal from its 2017 Proxy Materials pursuant to the exclusion under Rule 14a-8(i)(7).

Ambac

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(b), Rule 14a-8(f)(1) and Rule 14a-8(i)(7).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 658-7456 or Scott Golenbock at (212) 530-5181.

Sincerely,



William White
First Vice President, Asst. General
Counsel & Corporate Secretary

Enclosures

cc: Joseph Pirinea (via email)
Stephen Ksenak, *Ambac Financial Group, Inc.* (via email)
Scott Golenbock, *Milbank, Tweed, Hadley & McCloy LLP* (via email)

#4840-0947-1547

Exhibit A
Proponent's Proposal

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Friday, August 26, 2016 4:52 PM
To: Goldstein, Abbe; White, William
Subject: Shareholder Proposal for 2017 Annual Meeting

To: William White, Corporate Secretary

From: Joseph Pirinea, Shareholder

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 as amended, and as stated in the Proxy Statement for the 2016 Annual Meeting, attached please

find my Shareholder Proposal to be included with the 2017 Corporate Proxy Statement.

SHAREHOLDER PROPOSAL

Joseph Pirinea, ***FISMA & OMB MEMORANDUN M-07-16*** who has informed the Company that he is the beneficial owner of 15,813 shares, has notified the Company of his intention to introduce the Shareholder Proposal for consideration and action by the Company Shareholders at the Annual Meeting; or at a Special Shareholder Meeting if sooner.

The Stockholder Proposal, for which the Company Board and the Company accept NO responsibility, is set forth below verbatim.

Whereas, the company is not an operating going concern.

Whereas, the company has substantial valuable tax loss carry forwards and tax credits.

Whereas, the tax losses can be jeopardized under certain circumstances.

Whereas, the company's book of business is profitable and in a runoff position for a substantial number of years forward. Ambac Assurance's profitability, plus gains on it's portfolio will continue to reduce tax loss carryforwards and tax credits.

Whereas, the company stands to positively resolve substantial litigation in the near term. The resolution of which should result in the utilization of a substantial amount, if not all tax loss carryforwards and credits.

Whereas, the company shares are thinly traded.

Whereas, the company's shares trade at a substantial discount to book value and adjusted book value.

RESOLVED: Shareholders request the Board of Directors hire an Investment Banking Firm to review strategic alternatives to enhance shareholder value. The review should include but not be limited to: maximizing tax loss utilization, debt management and the continued use of cash to buyback Ambac Guaranteed Securities, the potential sale of Ambac Assurance and other Subsidiaries, merger opportunities, stock and or stock warrant buybacks, and paying substantial liquidating dividends to Ambac shareholders.

<u>Exhibit B</u>

Company's Deficiency Notice

Ambac Financial Group, Inc.
One State Street Plaza
New York, NY 10004
Tel: 212.658.7470

September 7, 2016

VIA OVERNIGHT MAIL AND EMAIL

Mr. Joseph Pirinea

FISMA & OMB MEMORANDUN M-07-16

Dear Mr. Pirinea:



I am writing on behalf of Ambac Financial Group, Inc. (the "Company"), which received on August 26, 2016 your e-mail giving notice of your intent to present, at the Company's 2017 Annual Meeting of Stockholders, a stockholder proposal relating to the request to retain an investment banking firm to review strategic alternatives to enhance shareholder value (the "Proposal"). As stated in your e-mail, this notice was provided pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8. Please note that the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's securities entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date, we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including August 26, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including August 26, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the

Ambac

"record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking you broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including August 26, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including August 26, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including August 26, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, you must provide the Company with a written statement that you intend to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. Your correspondence did not include such a statement. To remedy this defect, you must submit a written statement that you intend to continue holding the required number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at One State Street Plaza, New York, New York, 10004. Alternatively, you may transmit any response by e-mail to me at WWhite@Ambac.com. If you have any questions with respect to the foregoing, please contact me at (212) 658-7456. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

If you respond in a timely manner to this letter and cure the aforementioned deficiencies, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Company's 2017 Annual Meeting of Stockholders. Please note that, in accordance with Exchange Act Rule 14a-8, a proposal may be excluded on various grounds. The Company reserves the right to seek relief from the SEC as appropriate.

Sincerely,

Ambac



William White
First Vice President, Asst.General
Counsel & Corporate Secretary

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of September 1, 2016

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to

accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC

participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act

on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by

the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

<u>Exhibit C</u>

Company’s Deficiency Notice (email)

-------- Original message --------
From: "White, William" <WWhite@ambac.com>
Date: 09/07/2016 10:32 (GMT-05:00)
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Pirinea:

Thank you for your e-mail of August 26, 2016. Please see the attached response letter from Ambac Financial Group, Inc.

Sincerely,

Bill White

William White

First Vice President, Asst.General

Counsel & Corporate Secretary

Ambac Assurance Corp.

One State Street Plaza

New York, NY 10004

tel: (212) 658-7456

WWhite@ambac.com

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Friday, August 26, 2016 4:52 PM
To: Goldstein, Abbe; White, William
Subject: Shareholder Proposal for 2017 Annual Meeting

To: William White, Corporate Secretary

From: Joseph Pirinea, Shareholder

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 as amended, and as stated in the Proxy Statement for the 2016 Annual Meeting, attached please

find my Shareholder Proposal to be included with the 2017 Corporate Proxy Statement.

Exhibit D

Evidence of Delivery of Company's Deficiency Notice

Pages 32 through 33 redacted for the following reasons:
- -
FISMA & OMB MEMORANDUN M-07-16

<u>Exhibit E</u>
Proponent's Extension Request Email

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Thursday, September 22, 2016 9:53 AM
To: White, William
Subject: RE: Shareholder Proposal for 2017 Annual Meeting

Good morning Mr. White:
I respectively request an extension to provide you with the information you requested concerning my Shareholder Proposal.
FYI, I have been traveling and will not return back to the States till 10/7. At that time I will get the Brokerage Account information requested and write a Statement to Ambac that I will hold my shares through the date of the Annual Meeting.

If a extension is not possible, I will resubmit my Shareholder Proposal with the documentation requested on or before 10/31/16

Thank you for your time and consideration in this matter.

Joseph Pirinea

-------- Original message --------
From: "White, William" <WWhite@ambac.com>
Date: 09/07/2016 10:32 (GMT-05:00)
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Pirinea:

Thank you for your e-mail of August 26, 2016. Please see the attached response letter from Ambac Financial Group, Inc.

Sincerely,

Bill White

William White

First Vice President, Asst.General

Counsel & Corporate Secretary

Ambac Assurance Corp.

One State Street Plaza

New York, NY 10004

tel: (212) 658-7456

[***WWhite@ambac.com***](mailto:WWhite@ambac.com)

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Friday, August 26, 2016 4:52 PM
To: Goldstein, Abbe; White, William
Subject: Shareholder Proposal for 2017 Annual Meeting

To: William White, Corporate Secretary

From: Joseph Pirinea, Shareholder

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 as amended, and as stated in the Proxy Statement for the 2016 Annual Meeting, attached please

find my Shareholder Proposal to be included with the 2017 Corporate Proxy Statement.

Privileged/Confidential and/or Proprietary Information may be contained in this message. If you are not the addressee indicated in this message (or responsible for delivery of the message to such person), you may not copy or deliver this message to anyone. In such case, you should destroy this message and kindly notify the sender by reply email. Please advise immediately if you or your employer do not consent to Internet email for messages of this kind.

==

Exhibit F
Company's Email Denying Extension

From: White, William
Sent: Friday, September 23, 2016 1:24 PM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: RE: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Pirinea:
As described in our September 7, 2016 letter (the "Notice") to you, the Securities and Exchange Commission's rules require that your response correcting the deficiencies described in the Notice be postmarked or transmitted electronically no later than 14 calendar days from the date you received the Notice. Ambac is not obligated to, and does not, grant a waiver or extension of this deadline with respect to your proposal.

Hope you are enjoying your travels.

Kind regards,
Bill White

William White
First Vice President, Asst.General
Counsel & Corporate Secretary
Ambac Assurance Corp.
One State Street Plaza
New York, NY 10004
tel: (212) 658-7456
WWhite@ambac.com

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Thursday, September 22, 2016 9:53 AM
To: White, William
Subject: RE: Shareholder Proposal for 2017 Annual Meeting

Good morning Mr. White:
I respectively request an extension to provide you with the information you requested concerning my Shareholder Proposal.
FYI, I have been traveling and will not return back to the States till 10/7. At that time I will get the Brokerage Account information requested and write a Statement to Ambac that I will hold my shares through the date of the Annual Meeting.

If a extension is not possible, I will resubmit my Shareholder Proposal with the documentation requested on or before 10/31/16

Thank you for your time and consideration in this matter.

Joseph Pirinea

-------- Original message --------
From: "White, William" <WWhite@ambac.com>
Date: 09/07/2016 10:32 (GMT-05:00)

To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Pirinea:
Thank you for your e-mail of August 26, 2016. Please see the attached response letter from Ambac Financial Group, Inc.

Sincerely,
Bill White

William White
First Vice President, Asst.General
Counsel & Corporate Secretary
Ambac Assurance Corp.
One State Street Plaza
New York, NY 10004
tel: (212) 658-7456
WWhite@ambac.com

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Friday, August 26, 2016 4:52 PM
To: Goldstein, Abbe; White, William
Subject: Shareholder Proposal for 2017 Annual Meeting

To: William White, Corporate Secretary

From: Joseph Pirinea, Shareholder

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 as amended, and as stated in the Proxy Statement for the 2016 Annual Meeting, attached please find my Shareholder Proposal to be included with the 2017 Corporate Proxy Statement.

Privileged/Confidential and/or Proprietary Information may be contained in this message. If you are not the addressee indicated in this message (or responsible for delivery of the message to such person), you may not copy or deliver this message to anyone. In such case, you should destroy this message and kindly notify the sender by reply email. Please advise immediately if you or your employer do not consent to Internet email for messages of this kind.

Exhibit G
Proponent's Email of October 25, 2016

From ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Tuesday, October 25, 2016 3:37 PM
To: White, William
Cc: Tavakoli, Nader; Goldstein, Abbe
Subject: New Stockholder Proposal with revisions as requested.

Dear Mr. White:

Pursuant to your letter of September 7th, 2016, the attached revised Shareholder Proposal and copy of a letter from C. Schwab Brokerage address your two points of deficiency to my original Shareholder Proposal. It should also be noted that C. Schwab Brokerage also sent this letter to you directly via U.S. Mail on October 21st, 2016.

.

I recognize this Revised Shareholder Proposal is beyond the Security and Exchange Commission's 14 calendar day response rule, to which I requested an extension that you denied; ...."Ambac is not obligated to, and does not, grant a waiver or extension of this deadline with respect to your proposal." However, I am hopeful that you will accept the attached as a New Shareholder Proposal.

In addition, in a telephone conference in response to your October 17th request ...."to discuss the status of your proposal?", you suggested that I reconsider going forward with my Shareholder Proposal since Ambac had retained an Investment Banking Firm to review how to best utilize it's tax loss carry forwards. I would like to point out that my Shareholder Proposal has a much broader scope in terms of how to Enhance Shareholder Value.

Concerning Ambac's hiring of an Investment Banker, my question to you is: was this a result of my Shareholder Proposal, or had this Investment Banking Firm been retained prior to my Shareholder Proposal? In either case, why has this information not been disclosed to Shareholders since it is a material event? Since I do not recall seeing any Ambac press release regarding the above, will this be disclosed in next weeks Earnings Press Release and / or Conference call?

I look forward to your favorable consideration of my Proposal, unless of course Ambac's Board has meet the requirements under my Proposal as might be disclosed at next week's Earnings Release and Conference Call. If the above were to occur, I would retract my Proposal since it would be a moot point.

Sincerely,

Joseph Pirinea

Shareholder

SHAREHOLDER PROPOSAL

Joseph Pirinea, ***FISMA & OMB MEMORANDUN M-07-16*** who has informed the Company that he is the beneficial owner of Ambac Financial Group (Ambac) shares of stock with a market value of at least $2,000 since May 8, 2013 and held by a Depository Trust Company; has notified the Company of his intention to introduce the following Shareholder Proposal for consideration and action by the Company Shareholders at the Annual Meeting, or at a Special Shareholder Meeting if sooner. Mr. Pirinea intends to continue to hold the required number or amount of Ambac shares through the date of Ambac's 2017 Annual Meeting of Shareholders.

The Stockholder Proposal, for which the Company Board and the Company accept NO responsibility, is set forth below verbatim.

Whereas, the company is not an operating going concern.

Whereas, the company has substantial valuable tax loss carry forwards and tax credits.

Whereas, the tax losses can be jeopardized under certain circumstances.

Whereas, the company's book of business is profitable and in a runoff position for a substantial number of years forward. Ambac Assurance's profitability, plus gains on it's portfolio will continue to reduce tax loss carryforwards and tax credits.

Whereas, the company stands to positively resolve substantial litigation in the near term. The resolution of which should result in the utilization of a substantial amount, if not all tax loss carryforwards and credits.

Whereas, the company shares are thinly traded.

Whereas, the company's shares trade at a substantial discount to book value and adjusted book value.

RESOLVED: Shareholders request the Board of Directors hire an Investment Banking Firm to review strategic alternatives to enhance shareholder value. The review should include but not be limited to: maximizing tax loss utilization, debt management and the continued use of cash to buyback Ambac Guaranteed Securities, the potential sale of Ambac Assurance and other Subsidiaries, merger opportunities, stock and or stock warrant buybacks, and paying substantial liquidating dividends to Ambac shareholders.



October 19, 2016

Account #: ***FISMA & OMB MEMORANDUN M-07-16***
Questions: +1 (877) 561-1918
x71363

William White, Corporate Counsel
1 State Street Plaza
New York, NY 10004

Dear William White, Re: Joseph Pirinea 9/7/2016 Shareholder Proposal,

Thank you for your recent request for information. I am writing to advise that since May 8, 2013, shares of Ambac Financial Group(AMBC) with a market value of at least $2,000 have been held in the above noted account owned by Joseph Pirinea.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (877) 561-1918 x71363.

Sincerely,

Nyoka Fultz

Nyoka Fultz
Help Desk Specialist-CS&S Help Desk
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482